Exhibit 8.1

[LETTERHEAD OF PATTON BOGGS LLP]

Patton Boggs LLP

(202)457-6000

August 31, 2007

Board of Directors

Washington Federal, Inc.

425 Pike Street

Seattle, Washington 98101

Board of Directors

First Mutual Bancshares, Inc.

400 108th Avenue NE

Bellevue, Washington 98004

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the merger between Washington Federal, Inc. (“Washington Federal”), a Washington State corporation and First Mutual Bancshares, Inc. (“First Mutual”), a Washington corporation.

We have acted as counsel to Washington Federal in connection with the proposed merger of First Mutual with and into Washington Federal (the “Merger”) pursuant to the terms of the Agreement and Plan of Merger dated as of July 2, 2007 (the “Merger Agreement”) by and between Washington Federal and First Mutual, as described in the Registration Statement on Form S-4 filed by Washington Federal with the Securities and Exchange Commission (the “Registration Statement”). This opinion is being rendered as required by Section 7.01(f) of the Merger Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.

In connection with our opinion, we have examined originals or copies, certified or otherwise and identified to our satisfaction, of the Merger Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies, (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof and (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete. In rendering our opinion, we have also relied upon certain assumptions and written representations by each of Washington Federal and First Mutual.

In rendering our opinion, we have also considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

Based upon and subject to the foregoing and provided that Washington Federal has not elected under Section 3.01(b)(1)(ii) of the Merger Agreement to revise the Merger Consideration such that each share of First Mutual common stock will be converted into the right to receive solely cash consideration, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a)(1)(A) of the

Boards of Directors

August 31, 2007

Code. Washington Federal and First Mutual each will be a party to the reorganization within the meaning of Section 368(b) of the Code.

As a tax-free reorganization, the Merger will have the following federal income tax consequences to Washington Federal, First Mutual and the First Mutual stockholders.

1.	No gain or loss will be recognized by Washington Federal or First Mutual as a result of the Merger.

2.	A First Mutual stockholder who receives solely Washington Federal common stock in exchange for all of such stockholder’s shares of First Mutual common stock pursuant to the Merger will not recognize gain or loss in the exchange.

3.	A First Mutual stockholder who receives cash in lieu of a fractional share of Washington Federal common stock will be treated as having received a fractional share of Washington Federal common stock in the Merger and having immediately exchanged that fractional share for cash in a taxable exchange with Washington Federal.

4.	A First Mutual stockholder who receives solely cash in exchange for all of such stockholder’s shares of First Mutual common stock pursuant to the Merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such stockholder’s aggregate tax basis in such shares of First Mutual common stock, which gain or loss will be long-term capital gain or loss if the shares of First Mutual common stock were held as a capital asset for more than one year at the Effective Time of the Merger. If, however, any such First Mutual stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain on the exchange will be treated as dividend income to the extent of such stockholder’s ratable share of Washington Federal’s accumulated earnings and profits (Code Section 356(a)(2)). For purposes of determining whether a First Mutual stockholder’s receipt of cash has the effect of a distribution of a dividend, the First Mutual stockholder will be treated as if he or she first exchanged all of his or her First Mutual common stock solely in exchange for Washington Federal common stock and then Washington Federal immediately redeemed a portion of that stock for the cash the First Mutual stockholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the First Mutual stockholder if such receipt is “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

5.

A First Mutual stockholder who receives both Washington Federal common stock and cash consideration in exchange for all of his or her shares of First Mutual common stock generally will recognize gain, but not loss, with respect to each share of First Mutual common stock exchanged equal to the lesser of (i) the excess, if any, of (1) the fair market value of the Washington Federal common stock received (including any fractional share of Washington Federal common stock deemed to be received and exchanged for cash) for such share of First Mutual common stock and the amount of cash received (excluding any cash received in lieu of a fractional share of Washington Federal common stock) in exchange for such share of First Mutual common stock over (2) such stockholder’s tax basis in such share of First Mutual common stock, and (ii) the cash received by such stockholder for such share of First Mutual common stock. Because the terms of the exchange do not specify the specific shares that a First Mutual stockholder exchanges for cash and the specific shares the First Mutual stockholder exchanges for stock, a First Mutual stockholder who receives cash and shares of Washington Federal common stock will be treated as receiving for each share of First Mutual common stock a pro rata portion of the total shares of Washington Federal common stock received by the stockholder (including fractional shares deemed received) and a pro rata portion of the total cash (other than for fractional shares) received by the stockholder. Gain will be long-term capital gain if the shares of First Mutual common stock with respect to which the gain is recognized were held as a capital asset at the Effective Time of the Merger for more than one year. Any gain recognized by a stockholder may

Boards of Directors

August 31, 2007

be subject to treatment as a dividend for federal income tax purposes as described above. The aggregate tax basis of the Washington Federal common stock received by a First Mutual stockholder in the Merger will be equal to the tax basis of the First Mutual common stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received and by the amount of any cash received in the exchange (other than cash received in lieu of fractional shares) and increased by the amount of gain recognized by such stockholder, including any portion of such gain treated as a dividend.

6.	The holding period of Washington Federal common stock received by a First Mutual stockholder will include the period during which the shares of First Mutual common stock surrendered in the exchange were held. If a First Mutual stockholder receives shares of Washington Federal common stock in exchange for First Mutual common stock that such stockholder purchased or acquired on different dates or at different prices, such stockholder’s basis and holding period for each share of Washington Federal common stock received will be determined in accordance with Treasury Regulation Sections 1.356-1 and 1.358-2. Treasury Regulation Section 1.358-2(a)(2)(vii) permits such a stockholder to designate which Washington Federal shares that it received for specific First Mutual shares for purposes of determining gain or loss on future dispositions of Washington Federal shares.

The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby. We have assumed the accuracy of the representations made by Washington Federal and First Mutual of which we have made no independent investigation.

Our opinion is based on case law, the Code, Treasury Regulations thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.

This opinion is being furnished only to Washington Federal and First Mutual in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement filed by Washington Federal and references to our opinion in the Washington Federal Registration Statement and Proxy Statement/Prospectus included therein and the inclusion of our opinion in certain bank regulatory filings in connection with the Merger.

Sincerely,

/s/ PATTON BOGGS LLP

PATTON BOGGS LLP